

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 11, 2018

By E-Mail

Eric Hovde
Hovde Capital Advisors LLC
122 West Washington Avenue
Suite 350
Madison, WI 53703

> **Re:** **Owens Realty Mortgage, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 by Financial Institution Partners III, LP, Hovde Capital Ltd., Eric D. Hovde, Hovde Capital Advisors LLC, Opal Capital Partners, LP, Opal Advisors, LLC, P. James Hua and Steven D. Hovde**
> **Filed on May 9, 2018**
> **File No. 001-35989**

Dear Mr. Hovde:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed May 9, 2018

1. Revise your disclosure to provide the participant information required by Rule 14a-12(a)(1)(i).

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

    - "Over the last two years, the one and two-year total returns for ORM have been -9.07% and -3.97%, respectively, while the SNL U.S., Finance REIT index returned 0.55% and 32.33%, respectively…"

- Your disclosure that share repurchases would generate a "guaranteed return of approximately 38%."

- Your disclosure that the company acquired Freestone Capital's shares at a premium to market prices "to silence an investor."

- Your disclosure that Freestone Capital was "waging a potential proxy battle" and "was attempting to end abuse of ORM by OFG."

3.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- Your statement that the " 'independent directors' " …have acted as a rubber stamp Board…"

- Your statement that directors Schmal, Kessler and Wallace "have allowed" Owens and Draper to take millions of dollars in compensation.

- Your disclosure that "Schmal, Kessler and Wallace, either through ignorance or conscious intent, are accomplices in allowing Owens and Draper to pilfer the public shareholders…"

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions